SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                             (AMENDMENT NO. ___)


                     First Mid-Illinois Bancshares, Inc.
      ----------------------------------------------------------------
                              (NAME OF ISSUER)


                   Common Stock, par value $4.00 per share
      ----------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                 320866 106
      ----------------------------------------------------------------
                               (CUSIP NUMBER)


                              David R. Hodgman
                          c/o Schiff Hardin & Waite
                              6600 Sears Tower
                          Chicago, Illinois  60606
                               (312) 258-5500
      ----------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                              November 1, 2002
      ----------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
   13d-1(g), check the following box  [   ].

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.







        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                       (CONTINUED ON FOLLOWING PAGES)








































                              Page 2 of 7 Pages







   CUSIP NO. 320866 106              13D                PAGE 3 OF 7 PAGES


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            DAVID R. HODGMAN

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                            (b)  [x]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
           OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA

      NUMBER OF     7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY        0 SHARES
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                    8   SHARED VOTING POWER

                        165,000 SHARES

                    9   SOLE DISPOSITIVE POWER

                        0 SHARES

                   10   SHARED DISPOSITIVE POWER

                        165,000 SHARES

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          165,000 SHARES

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES    [  ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.2%

     14   TYPE OF REPORTING PERSON
          OO







   ITEM 1.   SECURITY AND ISSUER.

        This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

   ITEM 2.   IDENTITY AND BACKGROUND.

        This statement is being filed by David R. Hodgman as co-trustee of the trusts described in Item 5 below. His principal occupation is working as an attorney with the law firm of Schiff Hardin & Waite.
   His business address is as follows: Schiff Hardin & Waite, 6600 Sears Tower, Chicago, Illinois 60606.

        Steven L. Grissom serves as co-trustee of the trusts described in
   Item 5 below. His principal occupation is serving as the Administrative Officer of SKL Investment Group, LLC. His business address is as follows: SKL Investment Group, LLC, 121 South 17th Street, Mattoon, Illinois 61938.

        Each of Mr. Hodgman and Mr. Grissom is a citizen of the United States of America.

        During the last five years, neither Mr. Hodgman nor Mr. Grissom
   (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Shares of Common Stock for which Mr. Hodgman is reporting beneficial ownership herein have been acquired in the following manner: (i) 82,500 shares were acquired by the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990 (see Item 5 below); and (ii) 82,500 shares were acquired by the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Elizabeth Arabella Lumpkin dated April 20, 1990 (see Item 5 below). No borrowed funds were used for any of the above-listed acquisitions.

   ITEM 4.   PURPOSE OF TRANSACTION.

        Purchases of shares of Common Stock by Mr. Hodgman have been in his capacity as co-trustee of the trusts described in Item 5 below. Mr. Hodgman may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of

                              Page 4 of 7 Pages







   other investment opportunities, and other factors. Although Mr. Hodgman has no present intention to sell any shares, he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

        Except as set forth above, Mr. Hodgman does not have any plan or proposal which relates to any of the following matters:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer s business or corporate structure;

        (g) Changes in the issuer s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

        (a) & (b) Mr. Hodgman holds shared voting and investment power over the following shares of Common Stock: (i) 82,500 shares held by the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990, under which Mr. Hodgman serves as co-trustee (see Item 2 above); and (ii) 82,500 shares held by the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Elizabeth Arabella Lumpkin dated April 20, 1990,

                              Page 5 of 7 Pages







   under which Mr. Hodgman serves as co-trustee (see Item 2 above); however, Mr. Hodgman disclaims beneficial ownership of these 165,000 shares held by the foregoing trusts. Mr. Hodgman's total beneficial ownership amounts to 165,000 shares of Common Stock, or 5.2% of the outstanding shares.

        (c) During the past 60 days, Mr. Hodgman has effected no transactions in the Common Stock other than (i) an acquisition of 82,500 shares at $27.50 per share on November 1, 2002 by the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990; and (ii) an acquisition of 82,500 shares at $27.50 per share on November 1, 2002 by the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Elizabeth Arabella Lumpkin dated April 20, 1990.

        (d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Mr. Hodgman, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Hodgman.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Hodgman and any person with respect to any securities of the issuer.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

        None.




















                              Page 6 of 7 Pages








                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  November 1, 2002

                                           /s/ David R. Hodgman
                                           --------------------
                                           David R. Hodgman









































                              Page 7 of 7 Pages